Exhibit II

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CAPITAL CLEAN ENERGY CARRIERS CORP.

Page
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three-month periods ended March 31, 2025 and 2024	F-2
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity and Partners’ Capital for the three-month periods ended March 31, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2025 and 2024	F-4
Notes to the Consolidated Financial Statements	F-5

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of March 31, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$398,761	$313,988
Trade accounts receivable, net	5,463	3,853
Prepayments and other assets	8,083	7,512
Due from related party (Note 5)	—	1,131
Inventories	4,524	4,844
Claims	865	865
Current assets of discontinued operations (Note 3)	2,204	73,350

Total current assets	419,900	405,543

Fixed assets
Advances for vessels under construction – related party (Note 6)	54,000	54,000
Vessels, net and vessels under construction (Note 6)	3,553,989	3,527,305

Total fixed assets	3,607,989	3,581,305

Other non-current assets
Above market acquired charters (Note 7)	93,069	101,574
Deferred charges, net	462	361
Restricted cash (Note 8)	21,529	22,521
Derivative asset (Note 9)	4,625	1,574
Prepayments and other assets	554	4

Total non-current assets	3,728,228	3,707,339

Total assets	$4,148,128	$4,112,882

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$128,698	$128,383
Trade accounts payable	10,911	15,119
Due to related parties (Note 5)	4,279	3,542
Accrued liabilities	32,858	32,157
Deferred revenue	23,904	29,804
Derivative liabilities (Note 9)	11,519	18,114
Current liabilities of discontinued operations (Note 3)	17,329	16,372

Total current liabilities	229,498	243,491

Long-term liabilities
Long-term debt, net (Note 8)	2,428,328	2,450,129
Below market acquired charters (Note 7)	72,264	75,659
Deferred revenue	3,147	634

Total long-term liabilities	2,503,739	2,526,422

Total liabilities	2,733,237	2,769,913

Commitments and contingencies (Note 14)	—	—

Total shareholders’ equity	1,414,891	1,342,969

Total liabilities and shareholders’ equity	$4,148,128	$4,112,882

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars except number of shares and net income per share)

	For the three-month periods ended March 31,
	2025	2024
Revenues (Note 4)	$109,381	$76,166

Expenses:
Voyage expenses	1,243	3,190
Vessel operating expenses	15,420	12,749
Vessel operating expenses - related parties (Note 5)	2,487	2,115
General and administrative expenses (including $921 and $645 to related parties, for the three-month periods ended March 31, 2025 and 2024, respectively) (Note 5)	4,129	4,421
Vessel depreciation and amortization (Note 6)	24,195	18,221

Operating income, net	61,907	35,470

Other income / (expense), net:
Interest expense and finance cost (including $1,465 to related party, for the three-month period ended March 31, 2024) (Note 5)	(30,723)	(31,771)
Other income, net	1,638	1,883

Total other expense, net	(29,085)	(29,888)

Net income from continuing operations	32,822	5,582

Net income from discontinued operations (Note 3)	47,895	28,314

Net income from operations	80,717	33,896

Net income attributable to General Partner (Note 13)	—	213
Net income attributable to unvested shares (Note 13)	1,418	152
Net income attributable to common shareholders (Note 13)	79,299	33,531
Net income from continuing operations per:
• Common share, basic and diluted (Note 13)	$0.55	$0.10
Weighted-average shares outstanding:
• Common shares, basic and diluted	58,717,313	54,816,555
Net income from discontinued operations per:
• Common share, basic and diluted	$0.80	$0.51
Weighted-average shares outstanding:
• Common shares, basic and diluted	58,717,313	54,816,555
Net income from operations per:
• Common share, basic and diluted	$1.35	$0.61
Weighted-average shares outstanding:
• Common shares, basic and diluted	58,717,313	54,816,555
Net income from operations	80,717	33,896
Other comprehensive income /(loss):
Unrealized (loss) / income on derivative instruments (Note 9)	(1,218)	832

Total comprehensive income	$79,499	$34,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity and Partners’ Capital

(In thousands of United States Dollars)

The statement below for the three-month period ended March 31, 2024, represents Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion. The statement below for the three-month period ended March 31, 2025, represents Capital Clean Energy Carriers Corp. as a corporation subsequent to the Conversion.

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2024	$12,885	$1,171,573	$(7,939)	$(1,586)	$1,174,933

Dividends declared / paid (distributions of $0.15 per common unit) (Note 11)	(52)	(8,257)	—	—	(8,309)
Partnership’s net income	213	33,683	—	—	33,896
Equity compensation expense (Note 12)	—	2,580	—	—	2,580
Other comprehensive income (Note 9)	—	—	—	832	832

Balance at March 31, 2024	$13,046	$1,199,579	$(7,939)	$(754)	$1,203,932

	No. of shares	Share Capital	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2025	59,938,374	$599	$1,240,044	$102,615	$(289)	$1,342,969

Dividends declared / paid (distributions of $0.15 per common share) (Note 11)	—	—	—	(8,996)	—	(8,996)
Net income from operations	—	—	—	80,717	—	80,717
Equity compensation expense (Note 12)	—	—	1,577	(158)	—	1,419
Other comprehensive loss (Note 9)	—	—	—	—	(1,218)	(1,218)

Balance at March 31, 2025	59,938,374	$599	$1,241,621	$174,178	$(1,507)	$1,414,891

The accompanying notes are an integral part of these consolidated financial statements.

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$80,717	$33,896
Less: Net income from discontinued operations	(47,895)	(28,314)
Net income from continuing operations	32,822	5,582
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	24,195	18,221
Amortization and write-off of deferred financing costs	991	665
Amortization / accretion of above / below market acquired charters (Note 7)	5,110	3,342
Amortization of ineffective portion of derivatives	(52)	(52)
Equity compensation expense (Note 12)	1,577	2,580
Change in fair value of derivatives (Note 9)	(6,595)	3,729
Unrealized bonds exchange differences (Note 8)	6,325	(4,328)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,610)	860
Prepayments and other assets	(1,121)	367
Due from related party	1,131	1,847
Inventories	320	(623)
Trade accounts payable	(4,186)	(437)
Due to related parties	737	4,297
Accrued liabilities	755	5,683
Deferred revenue	(3,387)	(9,388)

Net cash provided by operating activities of continuing operations	$57,012	$32,345

Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Note 6)	(51,027)	(245,024)
Expenses paid for the sale of vessels	—	(220)

Net cash used in investing activities of continuing operations	$(51,027)	$(245,244)

Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	190,000
Deferred financing and offering costs paid	(205)	(3,340)
Payments of long-term debt (Note 8)	(33,000)	(79,646)
Dividends paid (Note 11)	(8,996)	(8,309)

Net cash (used in)/provided by financing activities of continuing operations	$(42,201)	$98,705

Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(36,216)	$(114,194)

Cash flows from discontinued operations
Operating activities	(686)	14,945
Investing activities	120,683	92,741
Financing activities	—	(39,932)

Net increase in cash, cash equivalents and restricted cash from discontinued operations	119,997	67,754

Net increase / (decrease) in cash, cash equivalents and restricted cash	83,781	(46,440)

Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141

Cash, cash equivalents and restricted cash at the end of the period	$420,290	$157,701

Supplemental cash flow information
Cash paid for interest net of interest capitalized during the construction period (Notes 6, 8)	$30,167	$29,014
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,992	3,672
Capitalized dry-docking costs included in liabilities	3,129	3,149
Deferred costs included in liabilities	—	173
Expenses for sale of vessels included in liabilities	8,428	1,731
Seller’s Credit agreement in connection with the acquisition of company owning vessel	—	92,600
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	398,761	146,485
Restricted cash - non-current assets	21,529	11,216

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$420,290	$157,701

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of March 31, 2025, the Company’s in-the-water fleet included 15 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and three legacy Neo-Panamax container vessels. In addition, the Company’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MGCs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMGC”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

2. Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended, December 31, 2024 (the “Consolidated Financial Statements for the year ended December 31, 2024”).

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards LNG and energy transition shipping and gradually divest from its non-core assets, the Company entered into 12 memoranda of agreement (“MOA”) with third parties for the disposal of 12 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 12 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold following the announcement are listed below.

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

Summarized selected operating results of the discontinued operations for the three-month periods ended March 31, 2025 and 2024 are as follows:

	For the three-month periods ended March 31,
	2025	2024
Revenues	$2,482	$28,328

Expenses / (income), net:
Voyage expenses	35	667
Vessel operating expenses	953	6,806
Vessel operating expenses - related party	90	1,008
Vessel depreciation and amortization	—	5,741
Gain on sale of vessels	(46,213)	(16,411)

Operating income, net	47,617	30,517

Other income / (expense), net:
Interest expense and finance cost (including $76 to related party, for the three-month period ended March 31, 2024)	(1)	(2,272)
Other income, net	279	69

Total other income / (expense), net	278	(2,203)

Net income from discontinued operations	$47,895	$28,314

Summarized selected balance sheet information from discontinued operations as of March 31, 2025 and December 31, 2024, was as follows:

	As of March 31, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable, net	1,550	636
Prepayments and other assets	601	907
Claims	49	49
Assets held for sale	—	71,720

Total current assets of discontinued operations	2,204	73,350

Trade accounts payable	8,323	3,026
Accrued liabilities	9,006	12,443
Deferred revenue	—	903

Total current liabilities of discontinued operations	$17,329	$16,372

As of March 31, 2025, the Company disposed the remaining two of the 12 container carrier vessels agreed to sell. The M/V Hyundai Privilege was disposed of on January 10, 2025 and the M/V Hyundai Platinum was disposed of on March 10, 2025.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations – Continued

For the three-month period ended March 31, 2025, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain / (loss) on sale
M/V Hyundai Privilege	60,650	(35,646)	(1,825)	23,179
M/V Hyundai Platinum	60,650	(35,791)	(1,825)	23,034

Total	$121,300	$(71,437)	$(3,650)	$46,213

4. Revenues

The following table shows the revenues earned from time and bareboat charters contracts for the three-month periods ended March 31, 2025 and 2024:

	For the three-month periods ended March 31,
	2025	2024
Time charters	$95,516	$76,166
Bareboat charters	13,865	—

Total	$109,381	$76,166

As of March 31, 2025, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 1.4 and 9.6 years. From these time and bareboat charter agreements nine include extensions at the charterers’ option that range between 1.9 to 5.9 years.

5. Transactions with Related Parties

CMTC is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of March 31, 2025 and December 31, 2024, CMTC may be deemed to beneficially own 48.2% and 48.5% of the common shares, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls CGP. As of March 31, 2025 and December 31, 2024, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of March 31, 2025 and December 31, 2024, CGP may be deemed to beneficially own 8.5% and 8.6% of the common shares, respectively.

The Company and its subsidiaries had related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive and Capital-Gas Management, (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Company also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the three-month periods ended March 31, 2025 and 2024, management fees under the management agreements amounted to $2,411 and $2,115, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2. Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the three-month periods ended March 31, 2025 and 2024 management fees under the management agreements amounted to $76 and nil, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Company an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the three-month periods ended March 31, 2025 and 2024 the fees under the executive services agreement with CGP amounted to $875 and $587, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

4. Supervision services agreements with Capital-Gas Management: On December 21, 2023 and June 17, 2024 each of the vessel-owning companies of the vessels currently under construction entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the Shipyard of the respective vessels. For the three-month periods ended March 31, 2025 and 2024, the Company did not recognize in its records any amount in connection with the supervision services agreement.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of March 31, 2025	As of December 31, 2024
Assets:
Capital-Gas Management – advances from the Company (a)	$—	$1,131

Due from related party	—	1,131

Liabilities:
CSM – payments on behalf of the Company (b)	35	34
Capital-Executive – payments on behalf of the Company (b)	2,439	3,508
Capital-Gas Management – payments on behalf of the Company (b)	1,805	—

Due to related parties	$4,279	$3,542

	For the three-month periods ended March 31,
Consolidated Statements of Comprehensive Income	2025	2024
Vessel operating expenses	$2,487	$2,115
General and administrative expenses (c)	921	645
Interest expense and finance cost (d)	—	1,465

(a) Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(b) Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(c) General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

(d) Interest expense and finance cost: This line item reflects interest expense of the Umbrella Seller’s Credit.

6. Fixed Assets

A.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 31, 2025	$3,317,291	$(180,276)	$3,137,015

Depreciation for the period	—	(24,195)	(24,195)

Balance as at March 31, 2025	$3,317,291	$(204,471)	$3,112,820

Five vessels with an aggregate net book value of $988,488 as of March 31, 2025, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,124,332 as of March 31, 2025 (Note 8).

B.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2025	$390,290

Advances and initial expenses for vessels under construction	50,879

Balance as at March 31, 2025	$441,169

During the three-month period ended March 31, 2025, the Company paid advances of $45,377. Capitalized interest for the three-month period ended March 31, 2025, amounted to $5,502, included in initial expenses.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

7. Above / Below Market Acquired Charters

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the audited consolidated balance sheet as of the acquisition dates, respectively.

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the three-month periods ended March 31, 2025 and 2024 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $8,505 and $6,944, respectively. For the three-month periods ended March 31, 2025 and 2024 such accretion to time and bareboat charter revenues for the below market acquired time and bareboat charters amounted to $3,395 and $3,602, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2025	$101,574	$(75,659)

(Amortization) / accretion	(8,505)	3,395

Carrying amount as at March 31, 2025	$93,069	$(72,264)

As of March 31, 2025, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending March 31,	Above market acquired charters	Below market acquired charters
2026	$35,040	$(13,512)
2027	19,033	(13,512)
2028	7,471	(13,549)
2029	7,451	(13,512)
2030	7,451	(10,390)
Thereafter	16,623	(7,789)

Total	$93,069	$(72,264)

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds collectively the “financing arrangements”. As of March 31, 2025 and December 31, 2024, the following amounts were outstanding under our financing arrangements:

		As of March 31, 2025	As of December 31, 2024	Rate of interest
	Credit facilities
(i)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	93,030	94,360	Margin + Secured Overnight Financing Rate (“SOFR”)
(ii)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	89,062	90,625	Margin + SOFR
(iii)	Issued in January 2024 maturing in December 2030 (the “2024 – LNG/C Axios II credit facility ”)	177,500	180,000	Margin + SOFR
(iv)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aktoras credit facility”)	230,250	233,500	Margin + SOFR
(v)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aristidis I credit facility”)	149,188	151,125	Margin + SOFR
	Sale and lease back agreements
(vi)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	116,669	118,216	Margin + SOFR
(vii)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	111,735	113,210	Margin + SOFR
(viii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	122,799	124,376	Fixed rate
(ix)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	99,228	100,273	($66,828: Margin + SOFR, $32,400: Fixed rate)
(x)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL – LNG/C”)	166,500	168,687	Margin + SOFR
(xi)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL – LNG/C AMI”)	168,685	174,212	Margin + SOFR
(xii)	Issued in May 2024 maturing in May 2032 (the “2023 – LNG/C Assos Jolco”)	233,816	236,079	($192,000: Margin + SOFR, $41,816: Fixed rate)
(xiii)	Issued in July 2024 maturing in July 2032 (the “2024 – LNG/C Apostolos Jolco”)	233,535	235,870	($192,000: Margin + SOFR, $41,535: Fixed rate)
(xiv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Attalos”)	156,548	158,780	Margin + SOFR
(xv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Asklipios”)	156,548	158,780	Margin + SOFR
	Unsecured Bonds
(xvi)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	162,461	156,136	Fixed rate
(xvii)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	108,307	104,091	Fixed rate

	Total long-term debt	2,575,861	2,598,320

	Less: Deferred financing costs	18,835	19,808

	Total long-term debt, net	2,557,026	2,578,512

	Less: Current portion of long-term debt	132,763	132,439

	Add: Current portion of deferred financing costs	4,065	4,056

	Long-term debt, net	$2,428,328	$2,450,129

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

Details of the Company’s financing arrangements are discussed in Note 8 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

During the three-month period ended March 31, 2025, the Company repaid the amount of $33,000, in line with the amortization schedule of its financing arrangements.

For the three-month periods ended March 31, 2025, and 2024, the Company recorded interest expense net of capitalized interest (Note 6) of $29,662 and $31,032, respectively and the weighted average interest rate of the Company’s credit facilities, financing arrangements and unsecured bonds was 5.4% and 7.0% respectively.

As of March 31, 2025, the required annual payments to be made subsequently to March 31, 2025, are as follows:

For the year ending March 31,	Amount
2026	$132,763
2027	292,510
2028	118,663
2029	192,272
2030	307,780
Thereafter	1,531,873

Total	$2,575,861

The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. The Company’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2022 credit facility, 120% of the outstanding amount under the 2023 credit facility and the “2024 – LNG/C Aristidis I credit facility, 111% of the outstanding amount under the 2021 Bocomm, the 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos and 110% of the outstanding amount under the 2023 CMBFL – LNG/C AMI, the 2023 CMBFL – LNG/C, the 2024 – LNG/C Aktoras credit facility and the 2024 – LNG/C Axios II credit facility. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Company maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance €100,000;

•

the Company deposit to the DSRA 50% of any cash disbursements to shareholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and

•

if the Company’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of March 31, 2025, and December 31, 2024, the Company was in compliance with all financial debt covenants.

As of March 31, 2025, there was no available undrawn amount under Company’s financing arrangements.

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

9. Derivative Instruments - Continued

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of March 31, 2025.

a)	Derivative Asset:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value March 31, 2025, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	4,625

				Total Fair Value		$4,625

b)	Derivative Liabilities:

Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value March 31, 2025, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$9,222
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	2,297

				Total Fair Value		$11,519

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the three-month periods ended March 31, 2025 and 2024:

-	Derivative designated as accounting hedge

Amount of gain / (loss) recognized in other comprehensive income	For the three-month periods ended March 31,
Amount of gain / (loss) recognized in other comprehensive income	2025	2024

Cross-currency swap agreement related to 2022 Bonds	$2,506	$(2,536)
Reclassification to other income / (expense), net	(3,724)	3,368

Total (loss) / gain recognized in accumulated other comprehensive income	$(1,218)	$832

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,831.

-	Derivatives not designated as accounting hedges:

	For the three-month periods ended March 31,
Amount of gain/(loss) recognized in other income / (expense), net	2025	2024

Change in fair value of derivatives related to 2021 Bonds	$6,595	$(3,729)
Realized interest expense of derivatives related to 2021 Bonds	(523)	(534)

Total (loss) / gain recognized in other income / (expense), net	$6,072	$(4,263)

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of March 31, 2025. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((viii), (ix), (xii) and (xiii))) as of March 31, 2025, was approximately $227,751 (carrying value: $238,550) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xvi) and (xvii))) have a fixed rate, and their estimated fair values as of March 31, 2025, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $268,916 (carrying value: $270,768).

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

10. Financial Instruments - Continued

(a) Fair value of financial instruments - Continued

Derivative instruments

As of March 31, 2025:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements
Recurring Measurements:	March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) – asset position	$4,625	$—	$4,625	$—
Cross Currency SWAP (120,000) – liability position	(9,222)	—	(9,222)	—
Cross Currency SWAP (30,000) – liability position	(2,297)	—	(2,297)	—

Total	$(6,894)	$—	$(6,894)	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative asset” and “Derivative liabilities” in the consolidated balance sheets.

There were no Level 3 items.

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

For the period ended March 31, 2025, the following charterers accounted for more than 10% of the Company’s revenues.

As of March 31, 2025
BP Gas Marketing Limited (“BP”)	17%
Bonny Gas Transport Limited (“BGT”)	13%
Cheniere Marketing International LLP (“Cheniere”)	12%
Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)	10%

11. Shareholders’ Equity

As of March 31, 2025, the Company’s capital structure was comprised of the following shares:

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares.

On January 28, 2025, the Company transferred 330,000 shares vested in 2024, from treasury shares to common shares.

	As of March 31, 2025	As of December 31, 2024
Common shares	58,717,313	58,387,313
Treasury shares	1,221,061	1,551,061

Total Company’s shares	59,938,374	59,938,374

Details of the Company’s Shareholders’ Equity are discussed in Note 14 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

During the three-month periods ended March 31, 2025 and 2024, the Company declared and paid the following distributions to its common shareholders:

	January 23, 2025	January 25, 2024
Common shareholders / unitholders
Distributions per common share declared	$0.15	$0.15
Common shares distribution	$8,996	$8,257
General partner and incentive distribution rights (“IDR”)	$—	$52

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

12. Omnibus Incentive Compensation Plan

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares.

On January 1, 2025, the Company awarded 1,050,000 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.27 per share. Awards granted to certain Employees and Non-Employees would vest in three equal installments.

The unvested shares accrue distributions when declared , which distributions are retained by the custodian of the Plan and remain payable until the vesting date at which time they are being paid to the grantee. As of March 31, 2025, the unvested shares accrued $158 of distributions.

There were no forfeitures of awards during the period ended March 31, 2025. The Company estimated the forfeitures of unvested shares to be immaterial.

For the periods ended March 31, 2025 and 2024 the equity compensation expense included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income were $1,577 and $2,580, respectively. The Company uses the straight-line method to recognize the cost of the awards.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2025	—	$—

Granted	1,050,000	19,184
Vested	—	—

Unvested on March 31, 2025	1,050,000	$19,184

13. Net Income Per Share

Diluted income / (loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income.

For the three-month periods ended March 31, 2025, and 2024 the Company excluded the effect of 1,050,000 and 247,934 non-vested share/unit awards in calculating dilutive EPS for its common shareholders/unitholders, as they were anti-dilutive. The non-vested shares/units were participating securities because they received distributions from the Company and these distributions did not have to be returned to the Company if the non-vested shares/units were forfeited by the grantee.

The two-class method used to calculate EPS from continuing operations is as follows:

	For the three-month periods ended March 31,
BASIC AND DILUTED	2025	2024
Numerators
Company’s net income from continuing operations	$32,822	$5,582
Less:
General Partner’s interest in Company’s net income	—	35
Company’s net income allocable to unvested shares	577	25
Net income attributable to common shareholders	$32,245	$5,522
Denominators
Weighted average number of common shares outstanding, basic and diluted	58,717,313	54,816,555
Net income per common share:

Basic and Diluted (in United States Dollars)	$0.55	$0.10

Capital Clean Energy Carriers Corp.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars, unless otherwise specified)

14. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

Currently, the Company is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of March 31, 2025, were:

Year ending March 31,	Amount
2026	$407,498
2027	384,724
2028	364,558
2029	359,535
2030	336,675
Thereafter	847,427

Total	$2,700,417

(B) Vessels Under Construction Commitments: As of March 31, 2025, the Company, had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $486,000 and $1,391,148, respectively which will be financed through the issuance of debt and cash at hand (Notes 5, 6).

The following table contains details of vessels under construction commitments:

Year ending March 31,	Vessels’ acquisitions	Vessels under construction	Total
2026	$486,000	$284,967	$770,967
2027	—	1,023,393	1,023,393
2028	—	82,788	82,788

Total	$486,000	$1,391,148	$1,877,148

(C) Supervision Services Commitments: As of March 31, 2025, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $6,167 (Notes 5, 6).

The following table contains details of supervision services commitments:

Year ending March 31,	Amount
2026	$2,967
2027	2,950
2028	250

Total	$6,167

15. Subsequent Events

(A) Dividends: On April 30, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the first quarter of 2025 payable on May 16, 2025, to shareholders of record on May 12, 2025.